Exhibit 99.1

SIGMA LITHIUM TO REACH FULL ANNUALIZED PRODUCTION

CAPACITY OF 270,000 TONNES OF TRIPLE ZERO GREEN

LITHIUM IN THIRD QUARTER

Files Q1 23’ Financial Statements and plans to file Q2 23’ by end of August

PRODUCTION

•	Sigma Lithium achieved planned production targets at its Greentech Industrial Plant in Brazil.

o	On track to produce 130,000 tonnes of Chemical Grade Triple Zero Green Lithium by December 2023.

•	Expects to consistently reach an annualized production of 270,000 tonnes of Triple Zero Green Lithium by the end of Q3 2023 (“designed nameplate capacity”).

o	Upcoming shipments:

▪	15,000 tonnes of Triple Zero Green Lithium planned for end of August.

▪	30,000 tonnes of Green Byproducts (tailings) planned for mid-September.

▪	18,000 tonnes of Triple Zero Green Lithium planned for end of September.

o	Achieved record DAILY production of 846 tonnes of Chemical Grade Triple Zero Green Lithium in August.

▪	95% of production capacity reached in August (month-to-date).

▪	Plant utilization has reached 85% (“designed utilization capacity”).

▪	Successfully calibrated the pioneering dry stack tailings circuit in July, allowing rapid increase of production capacity of the Greentech Plant.

▪	Innovative adjustment of filtration systems and membranes, and plans for additional filtration equipment.

•	Greentech Plant significantly progressed towards reaching “designed recovery rates”:

▪	Achieved nameplate 65% recovery rates of lithium Li2O from spodumene ore during several consecutive days in August.

▪	Greentech Industrial Plant is able to successfully produce 6.3% Li2O Chemical Grade Triple Zero Green Lithium utilizing feedstock from mine.

SUSTAINABILITY

•	Sigma Lithium continues to be a leader in social and environmental responsibility, setting new paradigms of sustainability in the battery materials industry:

o	Initiated construction of two flagship social initiatives:

▪	Full renovation of the rural community school in Poco Dantas, implementing full time educational and after school programs and increasing number of classrooms to mitigate “multi-grade” learning.

▪	Construction of a new bridge over Piaui creek to ensure shorter rural community access to urban centers through federal highway.

o	Outstanding success of the homecoming program relocating professionals to the Vale do Jequitinhonha lithium valley (“Brazil Green Lithium Valley”) who were “born and bred” in the region:

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▪	Reached the outstanding level of 85% of total employees from Araçuaí and Itinga at Brazil Green Lithium Valley.

▪	At Mine reached the outstanding level of 95% from the towns of Aracuai and Itinga.

o	Significantly advanced ”Zero Drought”, “Water for All” and “Dona de Mim Microcredit” programs:

▪	1,000 rainwater capture basins already constructed and delivered (out of 2,000 planned), supporting over 12,000 subsistence farmers.

▪	120 water storage tanks installed so far (out of 3,000 water tanks planned) supporting over 15,000 people.

▪	1,600 women enrolled in the entrepreneurship training program, 950 awarded the microcredit loan. Program on track to reach 10,000 women.

o	Zero tailings continues to advance: paving rural communities dirt roads with coarse gravel by-products.

MANAGEMENT

•	Sigma Lithium significantly upgraded senior leadership at CFO office, advancing its transformation into a producer and operating company by strengthening its financial department and internal controls:

o	Caio Araujo has been named Chief Financial Officer. He has 33 years of experience in finance and controlling, having started his career at PwC.

▪	Mr. Araujo joined Sigma Lithium in June 2023 and has significant experience in companies listed in the United States with operations in Brazil. Previously he was CFO at a portfolio company of BTG. During several years Mr. Araujo headed the finance department at CSN, one of the first Brazilian metals and mining companies to register an ADR level III in the NYSE, where he implemented the SEC reporting/ SOX compliance.

o	Raphael Dias has been named Chief Control Officer. He has over 22 years of experience in finance and internal controls.

▪	Mr. Dias joined Sigma in July 2023. Previously, he served as Controller, Vice President of Cargill Agrícola S.A., and prior to that, as Controlling Director of Nike do Brasil S.A. Mr. Dias

FILED QUARTERLY FINANCIAL STATEMENTS

•	Sigma Lithium filed its quarterly filings for the three-month period ended March 31, 2023, ending the first quarter with C$92.9 million in cash and cash equivalents.

INVESTOR VIDEO CONFERENCE CALL

August 14, 2023, at 10:00 AM (ET)

Registration Link for Zoom video call below:

https://us06web.zoom.us/j/81291379068?pwd=RXhLYlN0bFRnVUdSby9reW5XVlYrZz09

Zoom Meeting ID: 81291379068

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VANCOUVER, CANADA – (August 11, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with environmentally sustainable and carbon neutral battery-grade lithium, provides an operational and ESG update following the first shipment of its Triple Zero Green Lithium in July.

The Company also announces the filing of its unaudited consolidated financial statements and management discussion and analysis (“MD&A”) for the three-month period ended March 31, 2023 (collectively, the “Quarterly Filings”). Sigma Lithium expects to file its unaudited consolidated financial statements for the quarter ended June 30, 2023, and the related MD&A, by the end of August 2023.

The Quarterly Filings are available on SEDAR (www.sedar.ca), EDGAR (www.sec.gov) and the Company's corporate website.

Operational Update

Ramp-up of Phase 1 production continues to advance on schedule and the Company remains on track to achieve 2023 production guidance of 130,000 tonnes of Triple Zero Green Lithium with consistent annualized production of 270,000 tonnes of Triple Zero Green Lithium expected to be achieved by the end of Q3-2023.

Recent positive operational achievements include operating the Greentech Plant at approximately 85% utilization rates, which is commensurate with the designed ramp-up schedule. Additionally, the Company successfully calibrated the dry stacking circuit belt filter of the Greentech Plant in July 2023, which continues to provide positive results and enabled the Company to achieve 95% of nameplate throughput capacity in August month-to-date and to achieve several consecutive days of design nameplate recovery rates of 65%. As a result of this operational success, Sigma Lithium recently achieved record daily production of 846 tonnes of Triple Zero Green Lithium, which met expected specifications.

As the Greentech Plant continues to maintain a steady pace of acceleration and is on pace to reach consistent nameplate production in Q3 2023, Sigma Lithium expects to have its second shipment of 15,000 tonnes of Triple Zero Green Lithium by the end of August, 30,000 tonnes of Triple Zero Green Byproducts by mid-September and 18,000 tonnes of Triple Zero Green Lithium by the end of September.

In addition to the successful ramp-up activities with the current plant equipment, as a contingency plan the Company expects to install a Metso LAROX filter in order to mitigate any potential future bottlenecks.

Exhibit 1: Dry Stacking Circuit of the Greentech Plant Operating as Expected

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Exhibit 2: Dry Stacking Circuit of the Greentech Plant

Exhibit 3: First Shipment of Chemical Grade Triple Zero Green Lithium

ESG Update

Sigma Lithium is also proud to provide an update on its significant ESG programs as it continues to be a trailblazer for sustainable Triple Zero Green Lithium production in the Lithium Valley Region of Brazil.

The Company is thrilled to announce the new “Being a Child” program, where it has committed to help fund a number of infrastructure improvements at the local Poco Dantes community, including renovations to its school (serving approximately 30 children), the construction of a bridge to improve connection to the larger Araçuaí and Itinga towns and renovations to outdoors sports facilities.

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Sigma Lithium also continues to execute on its “Homecoming Employment Program,” with 85% of total employees at the project being comprised of local residents from the towns of Araçuaí and Itinga.

Sigma Lithium also continued to deliver on its programs focused on water access for local communities, including the “Zero Drought” and “Water for All” programs, and is proud to report that it has now constructed 1,000 rainwater capture basins (of the 2,000 target) and donated 120 water storage tanks (of the 3,000 target).

Sigma Lithium’s landmark microcredit program continues to take shape and build, with 1,600 women now enrolled and 950 having completed the training. The program remains on track and the Company continues to work towards reaching its goal of enrolling 10,000 women.

The Company is also maintaining its commitment to its “Zero Tailings” program as it continues stockpile Triple Zero Green By-Products to be shipped to Yahua International Investment and Development Co., Ltd. and pave local roads with coarse gravel tailings.

Exhibit 4: Visualization of Planned “Being a Child” Renovations

Financials Update

Sigma Lithium is also pleased to report that it significantly upgraded senior leadership at CFO office, advancing its transformation into a producer and operating company by strengthening its financial department and internal controls, with Caio Araujo being named Chief Financial Officer and Raphael Dias has being named Chief Controls Officer.

Mr. Araujo joined Sigma Lithium in June 2023 and has 33 years of experience in finance and controlling, having started his career at PwC. He has significant experience in companies listed in the United States with operations in Brazil. Previously he was CFO at a portfolio company of BTG. During several years Mr. Araujo headed the finance department at CSN, one of the first Brazilian metals and mining companies to register an ADR level III in the NYSE, where he implemented the SEC reporting/ SOX compliance.

Mr. Dias joined Sigma in July 2023. He has over 22 years of experience in finance and internal controls. Previously, he served as Controller, Vice President of Cargill Agrícola S.A., and prior to that, as Controlling Director of Nike do Brasil S.A. Mr. Dias Additionally, Sigma Mineração S.A. ("SMSA"), an indirectly owned subsidiary of the Company, has entered into a Credit Facility Agreement with Tatooine Investimentos S.A. (“Tatooine”), for an amount of up to US$12 million. The purpose of the Agreement is to fund Tatooine to purchase certain additional surface rights located in areas of interest for SMSA. Tatooine will acquire such rights and shall grant the possession of the area to SMSA, who in turn shall use the properties to continue with the Grota do Cirilo Project. This agreement is qualified as a related party transaction under the policies of the TSXV given that Marina Bernardini, the Company’s Chief Marketing Officer, has an economic interest in Tatooine."

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled "Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report" issued June 12, 2023, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and Noel O'Brien, B.E., MBA, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmalithium.com.br

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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